Consolidated Financial Statements

LMS MEDICAL SYSTEMS INC.
As at March 31, 2006 and March 31, 2005 and for the years ended
March 31, 2006 and 2005, the five-month period ended March 31, 2004 and for the year ended October 31, 2003

                                AUDITORS' REPORT

To the Shareholders of
LMS MEDICAL SYSTEMS INC.

We have audited the consolidated balance sheets of LMS MEDICAL SYSTEMS INC. as at March 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended March 31, 2006 and 2005, the five-month period ended March 31, 2004 and for the year ended October 31, 2003.
These financial statements are the responsibility of LMS Medical Systems Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board
[United States]. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of LMS Medical Systems Inc. as at
March 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended March 31, 2006 and 2005, the five-month period ended March 31,
2004 and for the year ended October 31, 2003 in accordance with Canadian generally accepted accounting principles.

As described in Note 2, effective November 1, 2003, LMS Medical Systems Inc.
changed its method of accounting for employee stock-based compensation.

/s/ Ernst & Young LLP
Chartered Accountants
Montreal, Canada,
May 19, 2006

LMS MEDICAL SYSTEMS INC.
Incorporated under the laws of Canada

                           CONSOLIDATED BALANCE SHEETS

As at March 31
[In Canadian dollars]

                                                                              2006             2005
                                                                               $                $
----------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                5,481,202        2,843,989
Short-term investments [2005 - market value $8,963,583]                         --        8,963,583
Accounts receivable [note 3]                                               563,436          739,588
Research and development tax credits receivable [note 15]                  260,000        1,182,888
Prepaid expenses                                                           155,223          375,837
----------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                     6,459,861       14,105,885
----------------------------------------------------------------------------------------------------
Investments - restricted
   [market value 2006 - $100,000, 2005 - $50,000] [note 10]                100,000           50,000
Property, plant and equipment [notes 4 and 7]                              550,167          502,196
Patents [note 5]                                                           191,172          110,287
----------------------------------------------------------------------------------------------------
                                                                         7,301,200       14,768,368
====================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities [notes 6 and 8 [iv] & [v]]      1,436,442        1,200,448
Deferred revenue and deposits from distributors [note 10]                  984,180          780,357
Current portion of long-term debt [note 7]                                  36,437           44,558
----------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                2,457,059        2,025,363
----------------------------------------------------------------------------------------------------
Long-term debt [note 7]                                                     49,379           39,105
----------------------------------------------------------------------------------------------------
                                                                         2,506,438        2,064,468
----------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY [note 8]
Capital stock [note 8 [i]]                                              47,665,694       47,616,028
Warrants [note 8 [ii]]                                                     234,027          397,592
Contributed surplus [note 8 [iii]]                                       2,153,743        1,255,108
Accruals for bonus to be paid by
   issuing common shares [note 8 [iv]]                                     485,373               --
Deferred share units [note 8[v]]                                           226,925               --
Deficit                                                                (45,971,000)     (36,564,828)
----------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                               4,794,762       12,703,900
----------------------------------------------------------------------------------------------------
                                                                         7,301,200       14,768,368
====================================================================================================

Commitments and contingencies [note 10]

See accompanying notes

On behalf of the Board:

                 /s/ Diane Cote             /s/ Benoit La Salle
                    Director                     Director

LMS MEDICAL SYSTEMS INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

[In Canadian dollars]

                                                                            FIVE-MONTH
                                               YEAR ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED
                                                MARCH 31,     MARCH 31,     MARCH 31,      OCTOBER 31,
                                               -----------   -----------   ------------   -------------
                                                  2006          2005           2004           2003
                                                    $             $             $              $
-------------------------------------------------------------------------------------------------------

REVENUE
Software licenses                                  866,718       756,918             --             --
Hardware                                             8,579       115,775             --             --
Technical support and other                        707,207       187,604         42,019        130,168
-------------------------------------------------------------------------------------------------------
                                                 1,582,504     1,060,297         42,019        130,168
-------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Research and development costs                   3,940,132     3,838,661        915,476      2,373,485
Investment tax credits [note 15]                  (327,227)     (521,396)      (361,873)    (1,024,097)
-------------------------------------------------------------------------------------------------------
                                                 3,612,905     3,317,265        553,603      1,349,388
-------------------------------------------------------------------------------------------------------
Royalties and other direct costs                   243,290       211,220         11,039          2,447
Administrative [note 11]                         2,776,919     2,354,400        729,791      1,590,783
Selling and market development                   2,479,488     2,352,388        586,524      1,533,438
Customer support                                   952,248       748,515        238,574        445,975
Quality assurance                                  215,789       197,009         80,923        196,874
Stock option expense [note 8 [iii]]                735,070       485,000             --             --
Special charges [note 12]                               --       762,512             --             --
Amortization of property, plant and
   equipment                                       231,224       176,473         42,727        184,902
Amortization of patents                             15,723         5,942          1,445          3,466
Government grant                                  (107,787)           --             --        (52,690)
Foreign exchange loss (gain)                        64,050       (86,549)        (1,210)      (115,239)
-------------------------------------------------------------------------------------------------------
                                                11,218,919    10,524,175      2,243,416      5,139,344
-------------------------------------------------------------------------------------------------------

OPERATING LOSS                                  (9,636,415)   (9,463,878)    (2,201,397)    (5,009,176)
Interest on long-term debt                           9,121        18,928         74,928        219,825
Interest and other income                         (239,364)     (246,273)        (4,186)       (10,069)
Amortization of deferred financing
   costs                                                --            --             --         60,548
-------------------------------------------------------------------------------------------------------
NET LOSS                                        (9,406,172)   (9,236,533)    (2,272,139)    (5,279,480)
=======================================================================================================

BASIC AND DILUTED LOSS PER SHARE
   [note 9]                                          (0.57)        (0.60)         (0.29)         (1.64)
-------------------------------------------------------------------------------------------------------

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                       CONSOLIDATED STATEMENTS OF DEFICIT

[In Canadian dollars]

                                                                            FIVE-MONTH
                                               YEAR ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED
                                                MARCH 31,     MARCH 31,     MARCH 31,      OCTOBER 31,
                                               -----------   -----------   ------------   -------------
                                                  2006          2005           2004           2003
                                                    $             $             $              $
-------------------------------------------------------------------------------------------------------

DEFICIT, BEGINNING OF PERIOD                   (36,564,828)  (26,224,654)   (23,236,208)   (16,511,692)
Net loss                                        (9,406,172)   (9,236,533)    (2,272,139)    (5,279,480)
Stock dividends on preferred shares                     --            --             --       (907,227)
Shares, options, warrants and
  convertible debentures issuance costs                 --      (865,625)      (557,699)      (395,371)
Interest on convertible debentures                      --            --       (158,608)      (142,438)
Costs related to the reverse takeover
  [note 1]                                              --      (238,016)            --             --
-------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                         (45,971,000)  (36,564,828)   (26,224,654)   (23,236,208)
=======================================================================================================

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

[In Canadian dollars]

                                                                            FIVE-MONTH
                                               YEAR ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED
                                                MARCH 31,     MARCH 31,     MARCH 31,      OCTOBER 31,
                                               -----------   -----------   ------------   -------------
                                                  2006          2005           2004           2003
                                                    $             $             $              $
-------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss                                        (9,406,172)   (9,236,533)    (2,272,139)    (5,279,480)
Adjustments for non-cash items:
   Amortization expense                            246,947       182,415         44,172        248,916
   Stock based compensation [note 8]             1,384,409       597,625             --        329,378
-------------------------------------------------------------------------------------------------------
                                                (7,774,816)   (8,456,493)    (2,227,967)    (4,701,186)
-------------------------------------------------------------------------------------------------------
Net changes in non-cash operating
   working capital items [note 13]               1,765,096       169,492       (489,496)        86,410
-------------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO OPERATING ACTIVITIES      (6,009,720)   (8,287,001)    (2,717,463)    (4,614,776)
-------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of investments -restricted
   [note 10]                                       (50,000)      (50,000)            --             --
Purchase of short-term investments                      --    (8,876,020)            --             --
Maturity of short-term investments               8,963,583            --             --             --
Additions to property, plant and equipment        (123,719)     (300,323)       (22,294)       (35,906)
Additions to patents                               (96,608)      (74,223)            --             --
-------------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO INVESTING ACTIVITIES       8,693,256    (9,300,566)       (22,294)       (35,906)
-------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Decrease in bank loan                                   --            --             --       (275,000)
Increase in long-term debt and loan
   payable                                              --            --             --      1,100,000
Repayment of long-term debt, obligations
   under capital lease, and loan payable           (46,323)      (45,473)    (1,112,141)    (3,045,665)
Capital stock, convertible debentures and
   other equity instruments issuance costs              --      (865,625)      (484,699)      (316,175)
Issuance of capital stock resulting
   from the reverse takeover transaction                --       958,432             --             --
Costs related to the reverse takeover
   transaction                                          --      (148,816)            --             --
Issuance of capital stock                               --    19,101,915              1      7,171,338
Issuance of convertible debentures                      --            --      5,800,000             --
-------------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO FINANCING ACTIVITIES         (46,323)   19,000,433      4,203,161      4,634,498
-------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS          2,637,213     1,412,866      1,463,404        (16,184)
Cash and cash equivalents, beginning of
   period                                        2,843,989     1,431,123        (32,281)       (16,097)
-------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD         5,481,202     2,843,989      1,431,123        (32,281)
=======================================================================================================
SUPPLEMENTARY INFORMATION
Interest paid                                        9,121        18,928         74,928        219,050
Tax credits received                             1,250,115       548,834             --        925,644
-------------------------------------------------------------------------------------------------------

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

1.    DESCRIPTION OF BUSINESS AND REVERSE TAKEOVER TRANSACTION

DESCRIPTION OF BUSINESS

LMS Medical Systems Inc. ["LMS"] is incorporated under the Canada Business
Corporations Act. For the past ten years, LMS has actively been developing and commercializing a series of leading edge software-based products to be used as decision support tools for obstetricians and gynecologists. LMS's pipeline of proprietary software tools addresses critical unmet medical needs in labour and delivery settings. While continuing to pursue its core research and development of new software tools, LMS has also been strengthening its product development as well as the implementation and enlargement of its sales and distribution network.

To date LMS has financed its cash requirements primarily from shares issuances, loans payable, convertible debentures, investment tax credits and software and maintenance revenues. The success of LMS is dependent on obtaining the necessary regulatory approvals, generating revenue from the sale of its products and achieving future profitable operations.

REVERSE TAKEOVER TRANSACTION

On April 1, 2004, LMS [formerly Trophy Capital Inc.] acquired substantially all shares and unsecured convertible debentures from the shareholders and the debenture holders of LMS Medical Systems Ltd. in exchange for 2.70727 common shares of LMS for each share of LMS Medical Systems Ltd. acquired and 300 shares of LMS for each $1,000 of principal amount of the $5.8 million unsecured convertible debentures. As a result, LMS became the legal parent company of LMS
Medical Systems Ltd. All options and warrants issued by LMS Medical Systems Ltd.
were transferred to LMS. The number and the exercise price of warrants and options outstanding as at March 31, 2004 were also adjusted to reflect the exchange ratio of 2.70727.

Following the reverse takeover transaction, historical financial information presented for comparative purposes by the legal parent company is that of LMS
Medical Systems Ltd. The historic shareholder's equity of LMS has been retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations of LMS also give effect to the reverse takeover transaction for all periods presented.

In connection with the reverse takeover transaction described above, LMS changed its year-end to March 31 effective in 2004.

                                                                               1

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

2.    SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As further described in note 17, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with United
States generally accepted accounting principles and the related rules and regulations adopted by the United States Securities and Exchange Commission. The
preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. The significant accounting policies used in their preparation are as follows:

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the period. Actual results may vary, and such differences may be material.

CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements include the accounts of LMS and its wholly owned subsidiaries, LMS Medical Systems Ltd. and LMS Medical Systems
(USA) Inc. All significant intercompany balances and transactions have been eliminated on consolidation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, bank balances available after payment of lines of credit, and cash equivalents with an initial maturity date of less than three months which are recorded at cost, which approximates market value.

                                                                               2

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

2.    SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

SHORT-TERM INVESTMENTS

Short-term investments consist of commercial paper and are recorded at the lower of cost and market value. The carrying value of commercial paper includes the accretion of the interest to reach the nominal value at expiration date.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. The Company bases its estimates on the aging of the accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower, actual write-offs may be different from expected.

INVESTMENTS - RESTRICTED

Cash and short-term investments that are subject to restrictions that prevent its use for current purposes are presented as investments - restricted within long-term assets section.

RESEARCH AND DEVELOPMENT COSTS AND INVESTMENT TAX CREDITS

Research costs are charged against income in the year of expenditure.
Development costs are charged against income in the period of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

Amounts received or receivable resulting from government assistance programs, including grants and investment tax credits for research and development, are reflected as reductions of the cost of assets or expenses to which they relate at the time eligible expenses are incurred, provided that there is reasonable assurance that the benefits will be realized. The risks of change to estimates for investment tax credits receivable relate to the acceptance of LMS research and development investment tax claims by government authorities. The claims, which contain several research and development projects, are made on an annual basis and may take in excess of one year to be finalized and completed. In reviewing the claim, the government authorities take into consideration two primary factors in assessing the eligibility of the investment tax credit claim:
[1] the technical aspects of the projects claimed must meet the specific scientific criteria and [2] the claim must contain only the eligible expenses related to projects described in the tax filings. The risk of change to the estimate relates to the fact that certain projects or expenses involve judgment and could be disallowed because of one or both of the factors identified above.
Any favorable or unfavorable adjustment that may result following assessment by government authorities is recorded to income in the subsequent period when such assessment is performed.

                                                                               3

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

2.    SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives using the following methods and rates:

                                                 METHODS                   RATES
--------------------------------------------------------------------------------------------

Computer hardware                           Declining balance               30%
Computer software                             Straight-line               2 years
Furniture and fixtures                      Declining balance               20%
Office equipment                            Declining balance               20%
Leasehold improvements                        Straight-line      Over the term of the lease
Computer hardware under capital lease         Straight-line               3 years
Office equipment under capital lease          Straight-line               3 years
--------------------------------------------------------------------------------------------

PATENTS

Costs related to patents and registration of trademarks are recorded at cost.
Amortization is provided over their estimated useful lives on a straight-line basis over 15 years.

IMPAIRMENT OF LONG-LIVED ASSETS

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and patents, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets. The impairment loss is presented within amortization expense of the related assets.

INCOME TAXES

LMS follows the liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the assets or liabilities are expected to be realized or settled. Changes in these balances are included in net earnings of the period in which they arise.

                                                                               4

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

2.    SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

STOCK-BASED COMPENSATION

As a result of amendments made in October 2003 to the provisions of the CICA
Handbook Section 3870, effective November 1, 2003, LMS changed its method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting for all its stock-based compensation. LMS adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870.
Accordingly, the fair value based method is applied to awards granted, modified or settled on or after November 1, 2003. Prior to the adoption of the fair value based method, LMS, as permitted by Section 3870, had chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees.

When stock options are exercised, capital stock is credited by the consideration paid together with the related portion previously credited to contributed surplus when compensation costs were charged against income. The prospective method omits the effects of awards granted, modified or settled before November
1, 2003. This change has no impact on the net loss for the five-month period ended March 31, 2004 since no options were granted during that period.

LMS provides pro forma disclosure of the compensation costs based on the fair value method for awards granted prior to November 1, 2003 under the employee stock option plan [see note 8 [iii]].

Stock-based compensation expense and pro forma disclosure of the stock-based compensation expense for all options granted under the LMS's stock option plans is determined using the fair value method computed with the Black-Scholes option pricing model. The related expense is recognized over the vesting period of such options.

FINANCING AND SHARE ISSUANCE COSTS

Share and equity instrument issue costs are recorded as an increase in deficit.
Debt issue costs are deferred and amortized over the life of the debt to which they relate using the effective interest rate method.

EARNINGS PER SHARE

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury stock method and has not been presented since the exercise of stock options and warrants, and the conversion of the unsecured convertible debentures would be anti-dilutive for all periods presented.

                                                                               5

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

2.    SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

REVENUE RECOGNITION

Revenue consists primarily of revenue from the sales of software licenses, hardware and technical support services. LMS recognizes revenue in accordance with the provision of the American Institute of Certified Public Accountants
Statement of Position [SOP] No. 97-2, Software Revenue Recognition.

LMS recognizes revenue from hardware and software licenses when persuasive evidence of an arrangement exists, delivery, installation and client's acceptance have occurred, the sales price is fixed or determinable, and collection is probable.

Revenue from technical support services, which is generally paid in advance, is deferred and recognized rateably over the period for which the technical support service is provided. Other service revenues are recognized when services are provided.

Revenue on arrangements that includes multiple elements such as hardware, software licenses and services is allocated to each element based on vendor specific objective evidence [VSOE] of the fair value of each element. Allocated revenue for each element is recognized when revenue recognition criteria have been met for each element. VSOE is determined based on the price charged when each element is sold separately.

FOREIGN CURRENCY TRANSLATION

The functional currency of LMS and its U.S. subsidiary is the Canadian dollar.
Accounts in foreign currencies have been translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the rates in effect at the balance sheet date. Other assets and liabilities are translated at the rates prevailing at the transaction dates. Revenues and expenses are translated at average rates prevailing during the period, except for amortization, which is translated at exchange rates prevailing when the related assets were acquired. Gains and losses arising from fluctuations in exchange rates are reflected in net earnings of the period.

                                                                               6

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

3.    ACCOUNTS RECEIVABLE

                                                                            2006            2005
                                                                              $               $
------------------------------------------------------------------------------------------------

Trade accounts receivable [net of allowance
  for doubtful accounts of nil in 2006 and nil in 2005]                  472,680         563,175
Commodity taxes                                                           88,482         147,674
Other receivables                                                          2,274          28,739
------------------------------------------------------------------------------------------------
                                                                         563,436         739,588
================================================================================================

4.    PROPERTY, PLANT AND EQUIPMENT

                                                                      ACCUMULATED    NET CARRYING
                                                           COST      AMORTIZATION       VALUE
                                                             $             $              $
--------------------------------------------------------------------------------------------------

2006
Computer hardware                                         727,362        524,818         202,544
Computer software                                         648,357        460,971         187,386
Furniture and fixtures                                    108,748         83,045          25,703
Office equipment                                          102,143         70,210          31,933
Leasehold improvements                                     71,829         60,830          10,999
--------------------------------------------------------------------------------------------------
                                                        1,658,439      1,199,874         458,565
Computer hardware under capital leases                    288,417        214,479          73,938
Office equipment under capital leases                      34,373         16,709          17,664
--------------------------------------------------------------------------------------------------
                                                        1,981,229      1,431,062         550,167
==================================================================================================
2005
Computer hardware                                         685,772        446,927         238,845
Computer software                                         459,228        381,897          77,331
Furniture and fixtures                                    108,748         76,619          32,129
Office equipment                                          102,143         62,227          39,916
Leasehold improvements                                     71,829         53,777          18,052
--------------------------------------------------------------------------------------------------
                                                        1,427,720      1,021,447         406,273
Computer hardware under capital leases                    239,941        173,140          66,801
Office equipment under capital leases                      34,373          5,251          29,122
--------------------------------------------------------------------------------------------------
                                                        1,702,034      1,199,838         502,196
==================================================================================================

The acquisitions under capital leases totaled $48,476, $34,373, $49,117 and
$57,787, for the years ended March 31, 2006 and 2005, for the five-month period ended March 31, 2004, and for the year ended October 31, 2003, respectively.

                                                                               7

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

5.    PATENTS

                                                                             2006            2005
                                                                               $               $
--------------------------------------------------------------------------------------------------

Patents                                                                   222,838         126,230
Accumulated amortization                                                  (31,666)        (15,943)
--------------------------------------------------------------------------------------------------
                                                                          191,172         110,287
==================================================================================================

6.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                             2006            2005
                                                                               $               $
--------------------------------------------------------------------------------------------------

Trade accounts payable                                                    463,842         353,727
Accrued liabilities                                                       285,428         277,484
Salaries, benefits, commissions and vacation accruals                     687,172         456,612
Shares to be issued under a company plan [note 8 [iv] & [v]]                   --         112,625
--------------------------------------------------------------------------------------------------
                                                                        1,436,442       1,200,448
==================================================================================================

7.    LONG-TERM DEBT

                                                                             2006            2005
                                                                               $               $
--------------------------------------------------------------------------------------------------

Obligations under capital leases bearing interest at rates
ranging from 7% to 22%, repayable in monthly principal
and interest installments ranging from $75 to $1,061,
guaranteed by the leased assets                                            85,816          83,663
--------------------------------------------------------------------------------------------------
                                                                           85,816          83,663

Less: Current portion of long-term debt                                   (36,437)        (44,558)
--------------------------------------------------------------------------------------------------
                                                                           49,379          39,105
==================================================================================================

                                                                               8

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

7.    LONG-TERM DEBT [CONT'D]

Capital payments required over the next fiscal years are as follows:

                                                                                               $
--------------------------------------------------------------------------------------------------

2007                                                                                       45,475
2008                                                                                       28,484
2009                                                                                       24,859
2010                                                                                        2,587
--------------------------------------------------------------------------------------------------
Total future minimum payments                                                             101,405
Less: Interest                                                                            (15,589)
--------------------------------------------------------------------------------------------------
                                                                                           85,816
==================================================================================================

8.    CAPITAL STOCK

AUTHORIZED BEFORE THE REVERSE TAKEOVER TRANSACTION [LMS MEDICAL SYSTEMS LTD.]
[note 1]

An unlimited number of voting Class A common shares, without par value.

An unlimited number of non-voting Class B common shares, without par value.

An unlimited number of convertible preferred shares, voting, with an annual cumulative dividend of 18%, payable in preferred shares of the same category.
Each convertible preferred share and all accumulated but unpaid dividends thereon, whether or not declared, shall be automatically converted into common shares, at a rate of 2.70727 common shares for each convertible preferred share, subject to an adjustment of preferred conversion rate clause. The conversion could occur upon the adoption of a resolution by the holders of at least two thirds [66 2/3%] of the then outstanding convertible preferred shares.

AUTHORIZED AFTER THE REVERSE TAKEOVER TRANSACTION [note 1]

An unlimited number of common shares without par value.

                                                                               9

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

8.    CAPITAL STOCK [CONT'D]

Changes in common shares issued and outstanding are summarized as follows:

[I]   ISSUED AND PAID [note 19]

                                                                          CONVERTIBLE
                                             COMMON SHARES             PREFERRED SHARES
                                        -----------------------      ----------------------      TOTAL
                                          NUMBER         $            NUMBER        $              $
                                         [note 1]
----------------------------------------------------------------------------------------------------------

October 31, 2002                         3,844,452   12,690,175            --           --     12,690,175
   Issuance for cash                            --           --       494,671    7,171,338      7,171,338
   Stock dividends                              --           --        62,474      907,227        907,227
   Conversion of preferred shares        4,646,409    8,078,565      (557,145)  (8,078,565)            --
----------------------------------------------------------------------------------------------------------
October 31, 2003                         8,490,861   20,768,740            --           --     20,768,740
   Conversion of debentures                455,704    1,178,282            --           --      1,178,282
   Bonus paid in shares                    204,101      814,158            --           --        814,158
   On exercise of options                    6,768            1            --           --              1
   Effect of warrants' modification             --   (1,005,500)           --           --     (1,005,500)
----------------------------------------------------------------------------------------------------------
March 31, 2004                           9,157,434   21,755,681            --           --     21,755,681
Issued on reverse takeover [note 1]        406,344      958,432            --           --        958,432
Issued on conversion of convertible
   debentures                            1,740,000    5,800,000            --           --      5,800,000
Issued on exercise of options               49,238      154,095            --           --        154,095
Issued on exercise of warrants           2,150,161    6,947,820            --           --      6,947,820
Issued for cash                          3,000,000   12,000,000            --           --     12,000,000
----------------------------------------------------------------------------------------------------------
March 31, 2005                          16,503,177   47,616,028            --           --     47,616,028
----------------------------------------------------------------------------------------------------------
Issued under the bonus plan
   [note 8 [iv]]                            13,872       33,986            --           --         33,986
Issued under the DSU plan
   [note 8 [v]]                              6,400       15,680            --           --         15,680
----------------------------------------------------------------------------------------------------------
MARCH 31, 2006                          16,523,449   47,665,694            --           --     47,665,694
==========================================================================================================

During the year ended March 31, 2006 and 2005, the five-month period ended March
31, 2004 and the year ended October 31, 2003, LMS completed the following transactions:

2006

During 2006, 13,872 and 6,400 common shares were issued under the LMS Bonus and
Deferred Share Unit Plans [note 8 [iv] & [v]], at a fair value consideration at the time of issue of $33,986 and $15,680, respectively.

                                                                              10

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

8.    CAPITAL STOCK [CONT'D]

2005

During 2005, common shares were issued for cash consideration from the following transactions: 49,238 common shares were issued for $154,095 following the exercise of options; 2,150,161 common shares were issued for $6,974,820 following the exercise of warrants; and 3,000,000 common shares were issued in a private placement at $4 per share for $12,000,000. Issuance costs of the above transactions totaled $865,625 and are recorded within deficit.

2004

LMS Medical Systems Ltd. converted the 2003 convertible debentures and issued
455,704 Class A common shares for total consideration of $1,178,282, which included the capital amount and accreted interest at a conversion price of $2.59 per common share.

LMS Medical Systems Ltd. issued 204,101 Class B common shares to employees granted under the bonus plan, which were included as shares to be issued as of
October 31, 2003. These shares were immediately converted into Class A common shares at a conversion rate of 1:1.

LMS Medical Systems Ltd. issued 6,768 Class A common shares following the exercise of options granted under its stock option plan for a cash consideration of $1.

As part of the decision to convert the preferred shares into common shares on
October 30, 2003 and in connection with the issuance of equity instruments, it was also decided on October 30, 2003 to exchange the warrants issued in 2003 to acquire preferred shares at a price of $14.50 per preferred share by warrants to acquire common shares at a price of $3.23 per common share. It was further approved to allocate the same exercise price for all outstanding warrants which will expire from April 2005 to March 2009. These modifications were subject to shareholders and regulatory approvals, which were obtained early during fiscal
2004. Following this modification, LMS Medical Systems Ltd. reassessed the fair value of these warrants to be $1,005,500 using the Black-Scholes option pricing model with the following assumptions: expected average life of two years, fair value of $2.59 per common share, volatility factor of 0.303, dividend yield of nil and risk-free interest rate of 5%. The fair value of these warrants was accounted during the five-month period ended March 31, 2004 as a deduction of value attributed to Class A common shares issued in connection with the conversion of preferred shares which occurred on October 30, 2003.

                                                                              11

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

8.    CAPITAL STOCK [CONT'D]

2003

LMS Medical Systems Ltd. issued 494,671 convertible preferred shares and
3,202,549 warrants for a total cash consideration of $7,171,338. Each warrant entitled the holder to acquire convertible preferred shares at a price of $14.50 per share up to August 2005. Upon their issuance, the fair value of these warrants, determined using the Black-Scholes option pricing model, was insignificant and therefore no value was allocated to them. The assumptions used to determine the fair value were: expected life of two years, fair value of
$14.50 per preferred share, dividend yield of 18%, volatility factor of nil and risk-free interest rate of 5%.

LMS Medical Systems Ltd. also issued 62,474 convertible preferred shares as payment for the cumulative dividend of 18% declared on convertible preferred shares issued during 2003.

The conversion of the convertible preferred shares was approved at a special preferred shareholders' meeting held on October 30, 2003 but conditional upon closing of financing for a minimum amount of $2 million. This financing was concluded on January 28, 2004. The 557,145 convertible preferred shares were converted into 4,646,409 Class A common shares.

[II]  WARRANTS

                                                                           NUMBER [note 1]        $
-------------------------------------------------------------------------------------------------------

Balance as at October 31, 2002                                                  905,240             --
Issued to convertible preferred shareholders                                  3,202,549             --
Expired                                                                        (121,827)            --
-------------------------------------------------------------------------------------------------------
Balance, as at October 31, 2003                                               3,985,962             --
Issued in connection with the
   issuance of unsecured convertible debentures                                 103,101         73,000
Cancelled                                                                      (841,725)            --
Effect of warrants' modification                                                     --      1,005,500
-------------------------------------------------------------------------------------------------------
Balance as at March 31, 2004                                                  3,247,338      1,078,500
Exercised                                                                    (2,150,161)      (714,108)
Issued in connection with the reverse takeover transaction [note 1]              20,000         33,200
-------------------------------------------------------------------------------------------------------
Balance as at March 31, 2005                                                  1,117,177        397,592
-------------------------------------------------------------------------------------------------------
Expired                                                                        (492,494)      (163,565)
-------------------------------------------------------------------------------------------------------
BALANCE AS AT MARCH 31, 2006                                                    624,683        234,027
=======================================================================================================

                                                                              12

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

8.    CAPITAL STOCK [CONT'D]

Each warrant allows its holder to acquire one common share for cash consideration of: $3.23 for 604,683 warrants, and $4.85 for 20,000 warrants. The warrants expire from June 2006 to September 2009 with an average remaining life of 2.4 years as at March 31, 2006. When warrants expire or are exercised, the carrying value of the warrants is credited to contributed surplus.

[III] STOCK OPTION PLAN

Prior to April 1, 2004, LMS Medical Systems Ltd. had an employee stock option plan in place for the benefit of employees and directors whereby non-voting
Class B common shares can be issued. The maximum number of non-voting Class B common shares issuable under the plan shall not exceed 15% of the outstanding shares of LMS Medical Systems Ltd.

Following the reverse takeover transaction described in note 1, all options were transferred and holders received 2.70727 options [491,927 in total] at an average exercise price of $4.44 from the legal parent company, LMS, for each option of LMS Medical Systems Ltd.

At the time of the reverse takeover transaction, LMS created a stock option plan for employees, directors and certain external consultants, which was subject to shareholders' approval. This plan was put in place to replace the stock option plan that existed in LMS Medical Systems Ltd. prior to the reverse takeover transaction. Pursuant to the terms of the new plan, the board of directors is authorized to grant to directors, officers, and employees of LMS and its subsidiaries, as well as to other persons who provide ongoing management or consulting services to LMS or its subsidiaries, options to acquire common shares of LMS at such prices as may be fixed at the time of the grant, provided however that the option exercise price shall not be less than the closing sale price of
LMS's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under the new plan are non-assignable and non-transferable, and have a maximum term of 10 years. The new plan was approved at the shareholders' annual and special meeting held on
September 15, 2004. At the annual and special meeting, the shareholders have also fixed the maximum number of options that can be granted under the new stock option plan at 2,149,942.

2006

During 2006, LMS granted 335,593 [in two different grants] options to employees, directors and external consultants under the plan. The fair value stock option expense using the Black-Scholes option pricing model was estimated to be
$318,000 and LMS is recording the related expense over the vesting period. The aggregate weighted average assumptions used for the two grants included:
expected life of 5 years, fair value of $2.26 per common share, dividend yield of nil, volatility factor of 0.427 and risk-free interest rate of 3.07%.

                                                                              13

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

8.    CAPITAL STOCK [CONT'D]

2005

During 2005, LMS granted 925,465 options [including 350,000 options granted at the time of the reverse takeover transaction] to employees, directors and external consultants. The fair value option expense using the Black-Scholes option pricing model was estimated to be $1,470,000 and is recorded over the vesting period. The assumptions used included: expected life of 4.5 years, fair value of $4.50 per common share, dividend yield of nil, volatility factor of
0.278 and risk-free interest rate of 5%.

The changes to number of stock options granted and their weighted average exercise price are as follows:

                                                                               WEIGHTED AVERAGE
                                                                                EXERCISE PRICE
                                                                        -------------------------------
                                                                           NUMBER [note 1]         $
-------------------------------------------------------------------------------------------------------

October 31, 2002                                                                506,711           4.44
Granted                                                                           6,768             --
Expired                                                                         (14,784)          4.62
-------------------------------------------------------------------------------------------------------
October 31, 2003                                                                498,695           4.38
-------------------------------------------------------------------------------------------------------
Exercised                                                                        (6,768)            --
-------------------------------------------------------------------------------------------------------
March 31, 2004                                                                  491,927           4.44
-------------------------------------------------------------------------------------------------------
Granted as part of the reverse takeover transaction [note 1]                     66,666           3.00
Exercised                                                                       (49,238)          3.13
Granted                                                                         925,465           4.24
Expired                                                                         (26,369)         (3.69)
Cancelled                                                                       (21,952)         (4.09)
-------------------------------------------------------------------------------------------------------
March 31, 2005                                                                1,386,499           4.30
-------------------------------------------------------------------------------------------------------
Granted                                                                         335,593           2.26
Expired                                                                         (42,722)          3.26
Cancelled                                                                      (115,973)          3.87
-------------------------------------------------------------------------------------------------------
MARCH 31, 2006                                                                1,563,397           3.92
=======================================================================================================

                                                                              14

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

8.    CAPITAL STOCK [CONT'D]

                                   OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                 -------------------------------------------------------   -------------------------------
                                                                               NUMBER
                      NUMBER             WEIGHTED                          EXERCISABLE AS      WEIGHTED
                  OUTSTANDING AS         AVERAGE        WEIGHTED AVERAGE    AT MARCH 31,       AVERAGE
EXERCISE PRICE   AT MARCH 31, 2006   CONTRACTUAL LIFE    EXERCISE PRICE         2006        EXERCISE PRICE
----------------------------------------------------------------------------------------------------------

     1.80             100,000              4.8                1.80              33,333           1.80
     2.45             150,359              4.5                2.45                  --           2.45
     3.69              24,110              5.0                3.69              24,110           3.69
     4.00             145,000              3.4                3.79              41,667           4.00
   4.28-4.30          790,199              3.1                4.28             263,400           4.28
     4.62             353,729              1.3                4.41             318,729           4.62
----------------------------------------------------------------------------------------------------------
                    1,563,397                                                  681,239
-=========================================================================================================

The 491,927 options given by LMS in exchange for the options granted by LMS
Medical Systems Ltd. prior to the reverse takeover were not subject to the subsequent shareholders' approval. The fair value of these options were determined based on the Black-Scholes option pricing model of the exercise price of the options in comparison to the value of the share at the time of granting the option using and the following assumptions: expected average life of 5 years, volatility factor of nil, dividend yield of nil and risk-free interest rate of 5%.

Pro forma disclosure regarding the options issued prior to November 1, 2003 is as follow:

                                                                            FIVE-MONTH
                                               YEAR ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED
                                                MARCH 31,     MARCH 31,     MARCH 31,     OCTOBER 31,
                                               -----------   -----------   ------------   -------------
                                                  2006          2005           2004           2003
                                                    $             $             $              $
-------------------------------------------------------------------------------------------------------

NET LOSS ATTRIBUTABLE TO COMMON SHARES -
   BASIC AND DILUTED [see note 9]               (9,406,172)   (9,236,533)    (2,430,747)    (6,329,145)
Stock option expense that would have been
   included in the determination of net
   loss if the fair value based method
   had been applied to all awards                   64,532       111,022         64,590        119,221
-------------------------------------------------------------------------------------------------------
PRO FORMA NET LOSS ATTRIBUTABLE TO COMMON
   SHARES - BASIC AND DILUTED                   (9,470,704)   (9,347,555)    (2,495,337)    (6,448,366)
=======================================================================================================
PRO FORMA BASIC AND DILUTED
   LOSS PER SHARE                                    (0.57)        (0.61)         (0.29)         (1.67)
-------------------------------------------------------------------------------------------------------

                                                                              15

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

8.    CAPITAL STOCK [CONT'D]

[IV]  BONUS PLAN

In fiscal 2005, LMS established a Bonus Plan [the "Bonus Plan"] that provides for annual awards to eligible executives and employees based on achievement of corporate and individual performance objectives. The fair value of these awards is paid in common shares, the number of which is based upon dividing the total award by the five day average year-end closing market price of the common shares on the Toronto Stock Exchange. On September 14, 2005, at the annual and special meeting of shareholders, the Bonus Plan was approved. The maximum number of shares issuable under this plan is 250,000. Prior to the approval of the Bonus
Plan by the shareholders and as of March 31, 2005 LMS provided for the bonus totaling $56,000 [14,596 common shares], within the accounts payable and accrued liabilities as there was an obligation to remit cash. Following the approval of the Bonus Plan, the Company issued 13,872 common shares to its employees in the amount of $33,986 as payment of the bonus for the year ended March 31, 2005. The difference of $22,014 between the amount accrued and paid was recorded as a reduction of bonus expense in 2006 due to the variation in share price between
March 31, 2005 and the date of the approval of the Bonus Plan. For the year ending March 31, 2006, LMS has recorded bonus expense in the amount of $485,373
[235,618 common shares], within the shareholders' equity section.

[V]   DEFERRED SHARE UNIT PLAN

In fiscal 2005, LMS established a Deferred Share Unit plan [the "DSU Plan"] that provides for the payment of director's quarterly compensation with deferred share units. Each deferred share unit is a right granted by LMS to an eligible director to receive one common share upon termination of service. The number of deferred share units to be granted under the DSU Plan is determined by dividing the quarterly director compensation by the five day average quarter end closing market price of the common shares on the Toronto Stock Exchange. On September
14, 2005, at the annual and special meeting of shareholders, the DSU Plan was approved. The maximum number of deferred share units issuable under this plan is
125,000. Prior to the approval of the DSU Plan by the shareholders, and as of
March 31, 2005, the Company provided for the related directors' compensation expense of $56,625 within accounts payable and accrued liabilities as there was an obligation to remit cash. Following the approval of the DSU Plan by the shareholders, the Company reduced accrued liabilities and increased the deferred share units account for the deferred share units conditionally granted prior to approval of the Plan. Also following the approval of the DSU Plan, the Company has the option to remit either cash or common shares to settle the deferred share units.

                                                                              16

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

8.    CAPITAL STOCK [CONT'D]

Total director compensation expense for the year ended March 31, 2006 was
$206,250 [2005 - $56,625], and 93,006 and 14,624 deferred share units related to
2006 and 2005 respectively were granted, for a total of 107,630 units granted under the plan to date. In 2006, LMS issued 6,400 shares in the amount of
$15,680 for the redemption of 6,400 deferred share units as a result of the termination of service of a director. A difference of $20,270 between the amount accrued at March 31, 2005 based on the then share price and the value of the related units issued upon shareholder approval in 2006 was recorded as a reduction in the DSU Plan balance and the related DSU expense in 2006.

The changes to the DSU Plan balance, number of deferred share units outstanding and the weighted average price of grant or issue are as follows:

                                                                                      WEIGHTED
                                                 DSU PLAN          NUMBER OF      AVERAGE PRICE OF
                                                  BALANCE          DSU UNITS            DSU
                                                     $                 #                 $
--------------------------------------------------------------------------------------------------

Balance as at March 31, 2005 [presented
   within accrued liabilities]                     56,625            14,624              3.87
Units granted during the period                   206,250            93,006              2.22
Shares issued during the period                   (15,680)           (6,400)            (2.45)
Adjustment to DSU balance                         (20,270)               --                --
--------------------------------------------------------------------------------------------------
BALANCE AS AT MARCH 31, 2006                      226,925           101,230              2.39
==================================================================================================

                                                                              17

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

9.    BASIC AND DILUTED LOSS PER SHARE

The reconciliation of the numerator and denominator for the calculation of loss per share is as follows:

                                                                            FIVE-MONTH
                                               YEAR ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED
                                                MARCH 31,     MARCH 31,     MARCH 31,      OCTOBER 31,
                                               -----------   -----------   ------------   -------------
                                                  2006          2005           2004           2003
-------------------------------------------------------------------------------------------------------

NUMERATOR
Net loss                                        (9,406,172)   (9,236,533)    (2,272,139)    (5,279,480)
Stock dividends on preferred shares                     --            --             --        907,227
Accreted interest on convertible
   debentures                                           --            --        158,608        142,438
-------------------------------------------------------------------------------------------------------
Net loss attributable to common shares
   - basic and diluted                          (9,406,172)   (9,236,533)    (2,430,747)    (6,329,145)
-------------------------------------------------------------------------------------------------------

DENOMINATOR
Weighted average number of common
   shares - basic and diluted [note 1]          16,530,831    15,284,511      8,492,692      3,857,186
-------------------------------------------------------------------------------------------------------

The shares to be issued under the DSU plan are included in the computation of basic loss per share since shares issuable after a mere passage of time are not contingently issuable. The shares to be issued under the bonus plan are included in the computation of basic loss per share when such issuances are approved by the Board of Directors. The options and warrants to purchase common shares, as well as those shares to be issued under the bonus plans, were not included in the computation of the diluted loss per share because the effect would be anti-dilutive. The impact of the conversion of the preferred shares and convertible debentures were not included in the computation of the diluted loss per share because the effect would be anti-dilutive.

                                                                              18

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

10.   COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The minimum rentals payable under long-term operating leases for equipment and premises, exclusive of certain operating costs for which LMS is responsible, are as follows:

                                                                                                  $
------------------------------------------------------------------------------------------------------

2007                                                                                           231,318
2008                                                                                           213,737
2009                                                                                             9,624
2010                                                                                             9,624
2011                                                                                             7,321
Thereafter                                                                                       2,048
------------------------------------------------------------------------------------------------------
                                                                                               473,672
======================================================================================================

The rental expense was $225,844 and $234,195 for the years ended March 31, 2006 and 2005, $145,557 for the five-month period ended March 31, 2004 and $114,746 for the year ended October 31, 2003.

LMS leases approximately 9,300 square feet of office space provided by Standard
Life Insurance Co. In 2006, LMS amended certain terms of the lease, entered into originally in 1997, and expects to receive approximately $135,000 of leasehold inducements in 2007, which will be amortized over the remainder of the lease term ending in February 2008 [see note 10 - Letters of credit].

LICENSE AGREEMENT

Prior to 2006, LMS entered into a license agreement with a third party in connection with databases to be used within its software products. The license agreement is renewable every year and provides non-transferable, non-exclusive licenses until June 2006 and is subject to royalties of 7.5% on revenues derived from the product of the third party.

RESEARCH AGREEMENT

Under a research agreement entered into in 2006, LMS is committed to payments for research expenses of $42,000 in fiscal 2007 and 2008 for a total of $84,000.

                                                                              19

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

10.   COMMITMENTS AND CONTINGENCIES [CONT'D]

DISTRIBUTION AGREEMENTS

Under a value added marketing agreement entered into with a distributor, a U.S.
based company involved in the development and sale of integrated system tools for hospitals in North America, LMS is committed to interfacing its software with distributor systems. In addition, LMS agreed not to enter into distribution agreements with certain competitors of the distributor. LMS has the right to interface its software with other parties. In connection with this agreement, the distributor agreed to acquire licenses and advanced a cash consideration of
US$500,000 [$649,000]. Since the conditions for revenue recognition were not met as at year-end the cash received is included in deferred revenues and deposits from distributors on the balance sheet.

In 2006, LMS entered into an agreement with an insurance broker, to assist hospitals in improving their risk management profile in obstetrics. LMS and this insurance broker will work together to expand their customer base.

LETTERS OF CREDIT

Under a lease agreement, LMS is required to issue a letter of credit for an amount of $50,000 secured by an investment of an equivalent amount. The letter of credit will be reduced gradually to $12,500 in February 2008. In addition, under an agreement with a bank, a $50,000 investment is held as a security.
These amounts are presented as restricted investments on the balance sheet.

CLAIMS AND ACTIONS

In the normal course of its business, LMS may be exposed to various claims and actions, including products' liabilities. These cases often have numerous uncertainties and the outcome of each case is unpredictable and may have a material impact on the consolidated financial statements of LMS. As at March 31,
2006, management has provided for all significant claims and actions against it.

11.   RELATED PARTY TRANSACTIONS

LMS enters into transactions in the normal course of business with a related company having one common director. These transactions are measured at the exchange amount. The related party transactions management fees expense amounting to $191,532 and $184,167 for the years ended March 31, 2006 and 2005,
$75,000 for the five-month period ended March 31, 2004 and $180,000 for the year ended October 31, 2003. Balances due in connection with these transactions amount to nil as at March 31, 2006 and March 31, 2005 respectively. The amounts are included within accounts payable.

                                                                              20

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

12.   SPECIAL CHARGES

LMS incurred charges related to professional fees, listing fees and other expenses incurred in connection with the listing of its common shares on the
Toronto Stock Exchange which occurred on April 22, 2004 and on the American
Stock Exchange which occurred on February 15, 2005.

13.   SUPPLEMENTARY CASH FLOW INFORMATION

The net change in non-cash working capital balances related to operations is as follows:

                                                                            FIVE-MONTH
                                               YEAR ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED
                                                MARCH 31,     MARCH 31,     MARCH 31,      OCTOBER 31,
                                               -----------   -----------   ------------   -------------
                                                  2006          2005           2004           2003
                                                    $             $             $              $
-------------------------------------------------------------------------------------------------------

DECREASE (INCREASE) IN CURRENT ASSETS
Accrued interest on short-term
   investments                                          --       (37,563)            --             --
Accounts receivable                                176,152      (532,211)       265,646       (298,465)
Research and development tax
   credits receivable                              922,888        27,438       (357,034)       (91,682)
Prepaid expenses                                   220,614       379,522       (679,637)        32,344
-------------------------------------------------------------------------------------------------------
                                                 1,319,654      (162,814)      (771,025)      (357,803)
-------------------------------------------------------------------------------------------------------
INCREASE IN CURRENT LIABILITIES
Accounts payable and accrued
   liabilities                                     241,619        34,467         93,650        200,210
Deferred revenue and deposits from
   distributors                                    203,823       297,839        187,879        244,003
-------------------------------------------------------------------------------------------------------
                                                   445,442       332,306        281,529        444,213
-------------------------------------------------------------------------------------------------------
                                                 1,765,096       169,492       (489,496)        86,410
=======================================================================================================

                                                                              21

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

13.   SUPPLEMENTARY CASH FLOW INFORMATION [CONT'D]

SIGNIFICANT NON-CASH INVESTING AND FINANCING ACTIVITIES

During fiscal 2006, the Company acquired software in an amount of $107,000 by way of accounts payable. Furthermore, during fiscal 2006, the Company acquired office equipment in an amount of $48,476 through obligations under capital lease.

14.   FINANCIAL INSTRUMENTS

CREDIT RISK

LMS continually evaluates its customers' credit standing and generally does not require a guarantee. As at March 31, 2006, a distributor (64%) and one customer
(25%), represent 89% of trade accounts receivable [as at March 31, 2005 - a distributor (22%) and one customer (42%) represented 64% of trade accounts receivable]. Also, revenue generated by a distributor represents 55% of total revenues and one customer represented 22% of total revenues for the year ended
March 31, 2006. Revenue generated by a distributor represents 13% of total revenues and three customers represent 52% of the revenues for the year ended
March 31, 2005. For the five-month period ended March 31, 2004, five customers represented 94% of total revenue. One customer represented 31% of total revenue for the year ended October 31, 2003. LMS has never recorded a bad debt expense except for $155,686 recorded in the five-month period ended March 31, 2004.

Cash and cash equivalents, investments, which consist of cash deposits as at
March 31, 2006 bearing interest at 3.5% and short-term investments, which consist of commercial paper discounted at 2.4% as at March 31, 2005 are principally contracted with one Canadian chartered bank.

FAIR VALUES

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, tax credits receivable, investments - restricted and accounts payable and accrued liabilities are a reasonable estimate of their fair values because of their short maturities.

The carrying value of the capital leases included in long-term debt approximates their fair value because management estimates that these capital leases with fixed interest rates have no significant difference between their fair value and their carrying value, based on rates currently available to LMS on capital leases with similar terms and remaining maturities.

                                                                              22

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

14.   FINANCIAL INSTRUMENTS [CONT'D]

EXCHANGE RISK

As at March 31, 2006 and 2005, accounts receivable denominated in U.S. dollars
["US$"] amounted to $463,000 and $402,000 respectively, [US $397,000 and US
$332,000] and accounts payable and accrued liabilities and deposits from distributors denominated in US$ amounted in aggregate to $1,114,000 and $723,000 respectively [US $955,000 and US $597,000]. Also, cash and cash equivalents denominated in US$ amounted to $292,000 on March 31, 2006 and $128,000 at March
31, 2005 [US $250,000 and US $106,000 respectively].

15.   INCOME TAXES

The reconciliation of income tax computed at the statutory Canadian tax rates with income tax expense from operations is as follows:

                                                                            FIVE-MONTH
                                               YEAR ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED
                                                MARCH 31,     MARCH 31,     MARCH 31,      OCTOBER 31,
                                               -----------   -----------   ------------   -------------
                                                  2006          2005           2004           2003
                                                    $             $             $              $
-------------------------------------------------------------------------------------------------------

Tax recovery at statutory rate                  (2,990,000)   (3,007,000)      (722,000)    (1,768,000)
Increase (decrease) in income tax
  recovery resulting from:
  Non-deductible expenses                          460,000        41,000          6,000         13,000
  Quebec non-taxable tax credits                   (29,000)           --         (5,000)       (52,000)
  Differences in effective rate
    attributable to income taxes of
    other country                                  (58,000)      (83,000)       (37,000)       (56,000)
  Financing fees                                    27,000       388,000        (59,000)       (69,000)
  Unrecognized tax benefits from
    operating losses                             2,590,000     2,661,000        817,000      1,932,000
-------------------------------------------------------------------------------------------------------
                                                        --            --             --             --
=======================================================================================================

                                                                              23

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

15.   INCOME TAXES [CONT'D]

The tax effects of temporary differences and net operating losses that give rise to future income tax assets are as follows:

                                                                                   2006           2005
                                                                                    $              $
-------------------------------------------------------------------------------------------------------

FUTURE INCOME TAX ASSETS
Tax basis of property, plant and equipment and patents
   in excess of carrying value                                                  310,000        237,000
Non-capital losses carried forward                                           11,760,000      9,158,000
Non-refundable federal investment tax credits                                   502,000             --
Research and development expenditures                                         1,180,000        356,000
Financing fees                                                                  340,000        120,000
-------------------------------------------------------------------------------------------------------
Total future income tax assets                                               14,092,000      9,871,000
Valuation allowance                                                         (14,092,000)    (9,871,000)
-------------------------------------------------------------------------------------------------------
NET FUTURE INCOME TAX ASSETS                                                         --             --
=======================================================================================================

During the year ended March 31, 2006, LMS has recorded as a reduction of research and development expenses, an amount of $327,227 [for the year ended
March 31, 2005 and period ended March 31, 2004 and year ended October 31, 2003 -
$521,396, $361,873 and $1,024,097] in connection with scientific research and experimental development tax credits. Changes in investment tax credits receivable for each period are summarized as follows:

                                                                            FIVE-MONTH
                                                                              PERIOD
                                               YEAR ENDED    YEAR ENDED       ENDED        YEAR-ENDED
                                               -----------   -----------   ------------   -------------
                                                MARCH 31,     MARCH 31,     MARCH 31,      OCTOBER 31,
                                                  2006          2005           2004           2003
                                                    $             $             $              $
-------------------------------------------------------------------------------------------------------

INVESTMENT TAX CREDITS RECEIVABLE
Balance at the beginning of the period           1,182,888     1,210,326        848,453        750,000
-------------------------------------------------------------------------------------------------------
Investment tax credits estimated for
   the period                                      260,000       266,936        361,873        848,453
Excess of tax credits received over
   the estimates for prior periods                  67,227       254,460             --        175,644
-------------------------------------------------------------------------------------------------------
Investment tax credits recognized in
   income for the period                           327,227       521,396        361,873      1,024,097
Amounts received during the period              (1,250,115)     (548,834)            --       (925,644)
-------------------------------------------------------------------------------------------------------
BALANCE AT THE END OF THE PERIOD                   260,000     1,182,888      1,210,326        848,453
=======================================================================================================

As at March 31, 2006, the investment tax credits receivable are related to investment tax credits estimated for the fiscal year ended March 31, 2006. At the date these financial statements were prepared, the claim with respect to the year ended March 31, 2006 was not yet filed.

                                                                              24

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

15.   INCOME TAXES [CONT'D]

To date, substantially all of LMS's investment tax credits claimed filed and assessed by the government authorities, have been accepted favorably as submitted. LMS records investment tax credits receivable based on management's best estimates which are based on past experience and on the nature of the research and development projects and related eligible expenses. Any favorable or unfavorable adjustment that may result following assessment by government authorities will be recorded to income in the period when such assessment is performed.

LMS has accumulated share issuance expenses of approximately $970,000 that have not been deducted for income tax purposes as well as a non-refundable investment tax credit of approximately $502,000 related to research and development expenditures which may be utilized to reduce federal income taxes payable in the future years. Accumulated research and development expenses, with an unlimited carry-forward period, were $3,440,000 for federal and $3,670,000 for Quebec tax purposes. Deductible temporary differences relating to capital assets and intellectual property were $536,000 federally and $440,000 for Quebec tax purposes. Also, LMS has non-capital tax losses which are available to reduce future taxable income. The tax benefits of the above items have been fully provided for by a valuation allowance.

The detail of the non-capital tax losses by expiration year is as follows:

                                                  LOSS CARRY-FORWARDS
                              -----------------------------------------------------------
                                  FEDERAL         QUEBEC       ONTARIO          USA
                                     $              $             $              $
-----------------------------------------------------------------------------------------

2007                             2,110,000       2,010,000            --             --
2008                             3,730,000       3,670,000            --             --
2009                             5,370,000       5,310,000            --             --
2010                             4,120,000       3,970,000        46,000             --
2011                             1,810,000       1,790,000        11,000             --
2012                             6,900,000       6,520,000       355,000             --
2013                             6,200,000       5,540,000       662,000             --
Thereafter                              --              --            --      4,340,000
-----------------------------------------------------------------------------------------
                                30,240,000      28,810,000     1,074,000      4,340,000
=========================================================================================

                                                                              25

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

16.   SEGMENTED INFORMATION

Management has determined that principal activities of LMS operate in a single business segment and have been devoted to the development of leading-edge technology in care management tools in the labour and delivery setting mainly in
Canada and in the United States of America ["USA"]. Information about geographic areas is as follows:

                                                   CANADA         USA           TOTAL
                                                      $            $              $
---------------------------------------------------------------------------------------

MARCH 31, 2006
Revenue                                            165,528     1,416,976      1,582,504
Property, plant and equipment and patents          727,468        13,871        741,339
---------------------------------------------------------------------------------------

MARCH 31, 2005
Revenue                                            296,629       763,668      1,060,297
Property, plant and equipment and patents          594,914        17,569        612,483
---------------------------------------------------------------------------------------

MARCH 31, 2004
Revenue                                             25,098        16,921         42,019
Property, plant and equipment and patents          364,161        21,818        385,979
---------------------------------------------------------------------------------------

OCTOBER 31, 2003
Revenue                                             85,738        44,430        130,168
Property, plant and equipment and patents          335,087        23,653        358,740
---------------------------------------------------------------------------------------

17.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements were prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"]. The following material adjustments to LMS's financial statements would be required to conform with accounting principles generally accepted in the United States ["U.S. GAAP"].

                                                                              26

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

17.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

RECONCILIATION OF CONSOLIDATED NET LOSS AND COMPREHENSIVE LOSS

                                                                            FIVE-MONTH
                                               YEAR ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED
                                                MARCH 31,     MARCH 31,     MARCH 31,      OCTOBER 31,
                                               -----------   -----------   ------------   -------------
                                                  2006          2005           2004           2003
                                                    $             $             $              $
-------------------------------------------------------------------------------------------------------

Net loss under Canadian GAAP                    (9,406,172)   (9,236,533)    (2,272,139)    (5,279,480)
Adjustments to conform to U.S. GAAP
  Property, plant and equipment used
    in research and development
    activity [a]                                    21,596        21,596          8,999         36,451
  Interest on convertible debentures [b]                --            --       (158,608)      (142,438)
  Deferred financing costs [b]                          --            --        (39,740)       (39,456)
  Stock-based compensation [d]                          --            --         (1,825)       (15,675)
-------------------------------------------------------------------------------------------------------
NET LOSS AND COMPREHENSIVE LOSS UNDER
  U.S. GAAP                                     (9,384,576)   (9,214,937)    (2,463,313)    (5,440,598)
-------------------------------------------------------------------------------------------------------

Stock dividends on convertible preferred
   shares                                               --            --             --        907,227
Additional dividend on convertible
  preferred shares upon conversions [e]                 --            --             --      3,935,332
-------------------------------------------------------------------------------------------------------
NET LOSS ATTRIBUTABLE TO COMMON SHARES
  UNDER U.S. GAAP                               (9,384,576)   (9,214,937)    (2,463,313)   (10,283,157)
=======================================================================================================
BASIC AND DILUTED LOSS PER SHARE - U.S.
GAAP                                                 (0.57)        (0.60)         (0.29)         (2.67)
-------------------------------------------------------------------------------------------------------

                                                                              27

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

17.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

RECONCILIATION OF CONSOLIDATED CASH FLOW CAPTIONS

                                                                            FIVE-MONTH
                                               YEAR ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED
                                                MARCH 31,     MARCH 31,     MARCH 31,      OCTOBER 31,
                                               -----------   -----------   ------------   -------------
                                                  2006          2005           2004           2003
                                                    $             $             $              $
-------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
As reported under Canadian GAAP                 (6,009,720)   (8,287,001)    (2,717,463)    (4,614,776)
 Acquisition of property, plant and
   equipment used for R & D [a]                         --            --             --         (9,129)
-------------------------------------------------------------------------------------------------------
 As reconciled to US GAAP                       (6,009,720)   (8,287,001)    (2,717,463)    (4,623,905)
-------------------------------------------------------------------------------------------------------

 INVESTING ACTIVITIES
 As reported under Canadian GAAP                 8,693,256    (9,300,566)       (22,294)       (35,906)
 Acquisition of property, plant and
   equipment used for R & D [a]                         --            --             --          9,129
-------------------------------------------------------------------------------------------------------
 As reconciled to US GAAP                        8,693,256    (9,300,566)       (22,294)       (26,777)
-------------------------------------------------------------------------------------------------------

 FINANCING ACTIVITIES
 As reported under Canadian GAAP                   (46,323)   19,000,433      4,203,161      4,634,498
 Cheque issued in excess of deposits [f]                --            --        (32,281)        16,184
-------------------------------------------------------------------------------------------------------
 As reconciled to US GAAP                          (46,323)   19,000,433      4,170,880      4,650,682
-------------------------------------------------------------------------------------------------------
CHANGE IN CASH AND CASH EQUIVALENTS
   UNDER US GAAP                                 2,637,213     1,412,866      1,431,123             --
=======================================================================================================

                                                                              28

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

17.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

RECONCILIATION OF CONSOLIDATED BALANCE SHEETS

                                                MARCH 31, 2006                                      MARCH 31, 2005
                                 --------------------------------------------       -----------------------------------------------
                                   CANADIAN                           U.S.            CANADIAN                            U.S.
                                     GAAP       ADJUSTMENTS           GAAP              GAAP        ADJUSTMENTS           GAAP
                                      $              $                 $                 $               $                  $
-----------------------------------------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents            5,481,202           --         5,481,202          2,843,989              --         2,843,989
Short-term investments                      --           --                --          8,963,583              --         8,963,583
Accounts receivable                    563,436           --           563,436            739,588              --           739,588
Research and development tax
   credits receivable                  260,000           --           260,000          1,182,888              --         1,182,888
Prepaid expenses                       155,223           --           155,223            375,837              --           375,837
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                 6,459,861           --         6,459,861         14,105,885              --        14,105,885
-----------------------------------------------------------------------------------------------------------------------------------
Investments - restricted               100,000           --           100,000             50,000              --            50,000
Property, plant and equipment          550,167       (9,152) [a]      541,015            502,196         (30,748) [a]      471,448
Patents                                191,172           --           191,172            110,287              --           110,287
-----------------------------------------------------------------------------------------------------------------------------------
                                     7,301,200       (9,152)        7,292,048         14,768,368         (30,748)       14,737,620
===================================================================================================================================

LIABILITIES AND SHAREHOLDERS'
   EQUITY
CURRENT LIABILITIES
Accounts payable and accrued
   liabilities                       1,436,442           --         1,436,442          1,200,448              --         1,200,448
Deferred revenue and deposits
   from distributors                   984,180           --           984,180            780,357              --           780,357
Current portion of long-term debt       36,437           --            36,437             44,558              --            44,558
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES            2,457,059           --         2,457,059          2,025,363              --         2,025,363
-----------------------------------------------------------------------------------------------------------------------------------
Long-term debt                          49,379           --            49,379             39,105              --            39,105
-----------------------------------------------------------------------------------------------------------------------------------
                                     2,506,438           --         2,506,438          2,064,468              --         2,064,468
-----------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock                       47,665,694   (2,473,484) [c]   49,127,542         47,616,028      (2,473,484) [c]   49,077,876
                                                  3,935,332  [e]                                       3,935,332  [e]
Warrants                               234,027           --           234,027            397,592              --           397,592
Contributed surplus                  2,153,743       17,500  [d]    2,171,243          1,255,108          17,500  [d]    1,272,608
Accruals for bonus to be paid by
   issuing common shares               485,373           --           485,373                 --              --                --
Deferred share units                   226,925           --           226,925                 --              --                --
Deficit                            (45,971,000)      (9,152) [a]  (47,459,500)       (36,564,828)        (30,748) [a]  (38,074,924)
                                                  2,473,484  [c]                                       2,473,484  [c]
                                                    (17,500) [d]                                         (17,500) [d]
                                                 (3,935,332) [e]                                      (3,935,332) [e]
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY           4,794,762       (9,152)        4,785,610         12,703,900         (30,748)       12,673,152
-----------------------------------------------------------------------------------------------------------------------------------
                                     7,301,200       (9,152)        7,292,048         14,768,368         (30,748)       14,737,620
===================================================================================================================================

                                                                              29

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

17.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

[A]   RESEARCH AND DEVELOPMENT EXPENDITURES

Under Canadian GAAP, research and development expenditures, which meet the capitalization criteria, must be capitalized as deferred costs and amortized over their estimated useful lives. In addition, property, plant and equipment used for research and development activities should be capitalized and amortized as any other property, plant and equipment. Under U.S. GAAP, research and development expenditures, including property, plant and equipment used for a particular research and development project with no alternative future uses, must be charged to the statement of operations in the period they are acquired under SFAS 2. The adjustment for property, plant and equipment, which mainly consisted of computer hardware and software acquired prior to April 1, 2005, used in research and development activities for each period is the difference between capitalized acquisition and amortization of such property, plant and equipment during that period.

The adjustments to conform to U.S. GAAP for property, plant and equipment used in research and development activities consists of the following:

                                                                            FIVE-MONTH
                                               YEAR ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED
                                                MARCH 31,     MARCH 31,     MARCH 31,      OCTOBER 31,
                                               -----------   -----------   ------------   -------------
                                                  2006          2005           2004           2003
                                                    $             $             $               $
-------------------------------------------------------------------------------------------------------

Depreciation                                     21,596        21,596         8,999           45,580
Acquisitions                                         --            --            --           (9,129)
-------------------------------------------------------------------------------------------------------
                                                 21,596        21,596         8,999           36,451
=======================================================================================================

[B]   CONVERTIBLE DEBENTURES

Under Canadian GAAP, the 14.15% convertible debentures that were converted in common shares in 2003 were classified as equity as LMS has the option to pay both interest and principal through the issuance of common shares. The related issuance costs were allocated as an increase of deficit. Under U.S. GAAP, these convertible debentures would be considered debt and their issuance costs would be deferred and amortized over the term of the debt. Interest expense would consist of 14.15% interest and the amortization of related issuance costs and would be included in the statement of operations using the effective interest method.

                                                                              30

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

17.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

[C]   SHARE AND EQUITY INSTRUMENT ISSUANCE COSTS

Under Canadian GAAP, share and equity instrument issuance costs are recorded as an increase in deficit as allowed by CICA. Under U.S. GAAP, shares issuance costs are recorded as a reduction of related shares and other equity instruments.

An amount of $557,699 has been reclassified in this consolidated balance sheet reconciliation from deficit to capital stock as at March 31, 2005 with no impact on total shareholders' equity, net loss and net loss per share.

[D]   STOCK-BASED COMPENSATION

Under U.S. GAAP prior to November 1, 2003, LMS measured its stock-based awards using the method prescribed by APB 25. Under this method, any compensation expense relating to LMS's stock option plan was reflected over the vesting period of these options. The compensation expense was determined by the excess of the market value of the underlying shares and the exercise price at the date of the grant. During the year ended October 31, 2003, LMS granted 6,768 options exercisable at a nominal amount while the market value was $2.59 per share.
These options were exercised in April of 2004. Compensation expense of $1,825 was recorded in 2004 and $15,675 was recorded in 2003 under U.S. GAAP while under Canadian GAAP no compensation expense was recorded.

As required by Canadian and U.S. GAAP, LMS provides in Note 8 of the consolidated financial statements of LMS pro forma net loss and loss per share if the fair value based method had been applied for options granted prior to
November 1, 2003. At that date, LMS adopted the fair value method of SFAS 123 using the prospective method of SFAS 148 which is similar to the transitional provision adopted for Canadian GAAP as mentioned in Note 2 of the consolidated financial statements of LMS.

[E]   CONVERSION OF THE CONVERTIBLE PREFERRED SHARES INTO COMMON SHARES

The conversion of the convertible preferred shares into common shares that occurred during 2003 was a result of negotiations between LMS and the holders of such shares and not under the terms of the initial agreement. Under U.S. GAAP, this exchange has been accounted for at the fair value of $2.59 per common share for 4.6 million common shares issued totaling $12 million. The excess of the fair value over the carrying value of the convertible preferred shares was recorded within deficit and this excess of $3.9 million was also considered as a dividend to convertible preferred shareholders in the calculation of the basic and diluted loss per share.

                                                                              31

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

17.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

[F]   OTHER CASH FLOW DIFFERENCES

Under U.S. GAAP, the increase (decrease) in cheques issued in excess of bank deposits of nil, nil, ($32,281) and $16,184 in 2006, 2005, 2004 and 2003
respectively, which is included with cash and cash equivalents under Canadian
GAAP would have been presented within financing activities under U.S. GAAP.

[G]   OTHER ITEMS

The estimated aggregate amortization expense related to current patents for the five succeeding years, ending March 31, 2007, 2008, 2009, 2010 and 2011 is
$15,976, for each of the periods or $79,880 in total.

[H]   RECENT ACCOUNTING PRONOUNCEMENTS UNDER U.S. GAAP

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R)
"Share-Based Payment", a revision to SFAS 123 "Accounting for Stock Based
Compensation". SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to
December 1, 2002. The Company has not yet determined the impact, if any, on its consolidated financial statements arising from the eventual application of SFAS
123(R).

18.   COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

19.   SUBSEQUENT EVENTS

From April 26 to May 19, 2006 1,250,000 common shares, were issued by LMS in private placements at $2 per share for total consideration of $2,500,000.
Estimated share issue expenses of $175,000 will be recorded within deficit in fiscal 2007.

                                                                              32